UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

An annual general meeting of shareholders (the “Meeting”) of Kornit Digital Ltd. (the “Company”) will be held at 12:00 p.m. (Israel time) on August 14, 2017, at the Company’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. Shareholders of record at the close of business on July 10, 2017 are entitled to vote at the Meeting. In connection with the Meeting, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Meeting describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2 and are available on the Company’s website at ir.kornit.com.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-215404) and Company’s registration statements on Form S-8 (File Nos. 333-203970, 333-214015 and 333-217039).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 3, 2017	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement for the annual general meeting of shareholders to be held on August 14, 2017.
99.2	Proxy card for the annual general meeting of shareholders to be held on August 14, 2017.

4